JACKSON NATIONAL LIFE INSURANCE COMPANY
                                 1 Corporate Way
                             Lansing, Michigan 48951
                                 (517) 381-5500



April 2, 2002

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      JNL Investors Series Trust
         File Nos. 333-43300 and 811-10041
         CIK No. 0001121257
         Accession No. 0000933691-02-000082

Dear Sir/Madam:

On March 28, 2002, the above referenced 24F-2NT filing was forwarded via Edgar. It has been determined that the 24F-2NT filing was filed by mistake and we are requesting withdrawal of the previously accepted 24F-2NT filing, under Form Type AW. Please contact the undersigned at 517-367-4336 with any questions or comments you may have concerning the enclosed.

Sincerely,

Jackson National Life Insurance Company

/s/ Susan S. Rhee

Susan S. Rhee
Associate General Counsel